Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

January 21, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Pursuant to Regulation 30, 33 and other applicable provisions of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 and in furtherance to our letter dated December 23, 2025, we would like to inform you that the Board of Directors of the Company, at its meeting held on January 21, 2026, has inter alia approved the Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2025. In this regard, we are enclosing herewith:

1)	Unaudited Consolidated Financial Results of the Company for the quarter and nine months ended December 31, 2025, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2)	Press Release on Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2025.

3)	Unaudited Consolidated Financial Results of the Company for the quarter and nine months ended December 31, 2025, as per Indian Accounting Standards.

4)	Unaudited Standalone Financial Results of the Company for the quarter and nine months ended December 31, 2025, as per Indian Accounting Standards.

5)	Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Consolidated Financial Results as mentioned at serial nos. 3 & 4.

The Board Meeting commenced at 2.00 PM IST and concluded at 4.31 PM IST.

This is for your information and record.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AISHWARYA SITHARAM aishwaryasitharam@drreddys.com	PRIYA K priyak@drreddys.com

Dr. Reddy’s Q3 & 9MFY26 Financial Results

Hyderabad, India, January 21, 2026: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and nine months ended December 31, 2025. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Particulars	Q3FY26	9MFY26
Revenues	₹ 87,268 Mn [Up: 4.4% YoY; Down 0.9% QoQ]	₹ 260,771 Mn [Up: 8.4% YoY]
Gross Margin	53.6% [Q3FY25: 58.7%; Q2FY26: 54.7%]	55.1% [9MFY25: 59.5%]
SG&A Expenses	₹ 26,918 Mn [Up: 12% YoY; 2% QoQ]	₹ 79,001 Mn [Up: 13% YoY]
R&D Expenses	₹ 6,149 Mn [7.0% of Revenues]	₹ 18,595 Mn [7.1% of Revenues]
EBITDA	₹ 20,493 Mn [23.5% of Revenues]	₹ 66,788 Mn [25.6% of Revenues]
Profit before Tax	₹ 15,429 Mn [17.7% of Revenues]	₹ 52,826 Mn [20.3% of Revenues]
Profit after Tax attributable to Equity Holders	₹ 12,098 Mn [13.9% of Revenues]	₹ 40,649 Mn [15.6% of Revenues]

Commenting on the results, Co-Chairman & MD, G V Prasad said: “Our growth in Q3FY26 was supported by continued momentum in our branded businesses, aided by favourable forex, thus offsetting the impact of lower Lenalidomide sales. We continue to focus on disciplined execution of our strategic priorities of base business growth, pipeline advancement, operational efficiencies, and select inorganic opportunities, to create long-term value for our stakeholders.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹89.84

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q3FY26	Q3FY25	YoY	Q2FY26	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	79,113	73,753	7	78,498	1
North America	29,644	33,834	(12)	32,408	(9)
Europe	14,476	12,096	20	13,762	5
India	16,032	13,464	19	15,780	2
Emerging Markets	18,961	14,358	32	16,548	15
Pharmaceutical Services and Active Ingredients (PSAI)	8,018	8,219	(2)	9,450	(15)
Others	137	1,614	(92)	103	33
Total	87,268	83,586	4	88,051	(1)

Revenue Mix by Segment for the nine months period

Particulars	9MFY26	9MFY25	YoY
	(₹)	(₹)	Gr%
Global Generics	233,231	214,187	9
North America	96,175	109,578	(12)
Europe	40,981	23,132	77^
India	46,523	40,687	14
Emerging Markets	49,552	40,791	21
PSAI	25,649	24,283	6
Others	1,891	2,005	(6)
Total	260,771	240,475	8

^Excluding acquired Consumer Healthcare business in Nicotine Replacement Therapy (NRT) sales; revenue growth is at 16% YoY.

Consolidated Income Statement for the quarter

Particulars	Q3FY26		Q3FY25		YoY	Q2FY26		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues	971	87,268	930	83,586	4.4	980	88,051	(0.9)
Cost of Revenues	450	40,462	384	34,534	17	444	39,911	1
Gross Profit	521	46,806	546	49,052	(5)	536	48,140	(3)
% of Revenues		53.6%		58.7%			54.7%
Selling, General & Administrative Expenses	300	26,918	268	24,117	12	294	26,436	2
% of Revenues		30.8%		28.9%			30.0%
Research & Development Expenses	68	6,149	74	6,658	(8)	69	6,202	(1)
% of Revenues		7.0%		8.0%			7.0%
Impairment of Non-Current Assets, net	3	271	(0)	(4)	(6,875)	7	662	(59)
Other (Income)/Expense, net	(9)	(770)	(5)	(439)	75	(30)	(2,673)	(71)
Results from Operating Activities	158	14,238	208	18,720	(24)	195	17,513	(19)
Finance (Income)/Expense, net	(13)	(1,168)	0	20	(5,940)	(9)	(774)	51
Share of Profit of Equity Investees, net of tax	(0)	(23)	(0)	(42)	(45)	(1)	(63)	(63)
Profit before Income Tax	172	15,429	209	18,742	(18)	204	18,350	(16)
% of Revenues		17.7%		22.4%			20.8%
Income Tax Expense	39	3,533	52	4,704	(25)	45	4,082	(13)
Profit for the Period	132	11,896	156	14,038	(15)	159	14,268	(17)
% of Revenues		13.6%		16.8%			16.2%
Attributable to Equity holders of the Parent Co.	135	12,098	157	14,133	(14)	160	14,372	(16)
% of Revenues		13.9%		16.9%			16.3%
Attributable to Non-controlling interests	(2)	(202)	(1)	(95)	113	(1)	(104)	95
Diluted Earnings per Share (EPS)	0.16	14.52	0.19	16.94	(14)	0.19	17.25	(16)

Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) Computation for the quarter

Particulars	Q3FY26		Q3FY25		Q2FY26
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	172	15,429	209	18,742	204	18,350
Interest (Income) / Expense, net*	(5)	(422)	(5)	(475)	(6)	(552)
Depreciation	35	3,178	30	2,733	34	3,091
Amortization	23	2,037	22	1,986	22	1,960
Impairment	3	271	(0)	(4)	7	662
EBITDA	228	20,493	256	22,982	262	23,511
% of Revenues		23.5%		27.5%		26.7%

*Includes income from Investment

Consolidated Income Statement for the nine months period

Particulars	9MFY26		9MFY25		YoY
	($)	(₹)	($)	(₹)	Gr%
Revenues	2,903	260,771	2,677	240,475	8
Cost of Revenues	1,305	117,198	1,083	97,310	20
Gross Profit	1,598	143,573	1,594	143,165	0.3
% of Revenues		55.1%		59.5%
Selling, General & Administrative Expenses	879	79,001	777	69,815	13
% of Revenues		30.3%		29.0%
Research & Development Expenses	207	18,595	224	20,122	(8)
% of Revenues		7.1%		8.4%
Impairment of Non-Current Assets, net	10	933	10	925	1
Other (Income)/Expense, net	(47)	(4,182)	(21)	(1,893)	121
Results from Operating Activities	548	49,226	603	54,196	(9)
Finance (Income)/Expense, net	(39)	(3,512)	(26)	(2,372)	48
Share of Profit of Equity Investees, net of tax	(1)	(88)	(2)	(162)	(46)
Profit before Income Tax	588	52,826	631	56,730	(7)
% of Revenues		20.3%		23.6%
Income Tax Expense	140	12,565	171	15,357	(18)
Profit for the Period	448	40,261	461	41,373	(3)
% of Revenues		15.4%		17.2%
Attributable to Equity holders of the Parent Co.	452	40,649	452	40,606	0.1
% of Revenues		15.6%		16.9%
Attributable to Non-controlling interests	(4)	(388)	9	767	(151)
Diluted Earnings per Share (EPS)	0.54	48.78	0.54	48.68	0.2

EBITDA Computation for the nine months period

Particulars	9MFY26		9MFY25
	($)	(₹)	($)	(₹)
Profit before Income Tax	588	52,826	631	56,730
Interest (Income) / Expense, net*	(22)	(2,002)	(31)	(2,775)
Depreciation	102	9,162	88	7,870
Amortization	65	5,867	52	4,634
Impairment	10	933	10	925
EBITDA	743	66,787	750	67,384
% of Revenues		25.6%		28.0%

*Includes income from Investment

Key Balance Sheet Items

Particulars	As on 31st Dec 2025		As on 30th Sep 2025		As on 31st Dec 2024
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	971	87,191	828	74,393	715	64,198
Trade Receivables	1,149	103,206	1,088	97,738	1,026	92,212
Inventories	879	79,009	844	75,821	797	71,630
Property, Plant, and Equipment	1,286	115,544	1,246	111,981	1,036	93,053
Goodwill and Other Intangible Assets	1,277	114,727	1,260	113,240	1,166	104,780
Loans and Borrowings (Current & Non-Current)	754	67,732	652	58,539	569	51,085
Trade Payables	454	40,796	448	40,248	401	36,022
Equity	4,183	375,756	4,030	362,082	3,579	321,565

Key Business Highlights for Q3FY26

●	Entered into a strategic collaboration with Immutep for commercialisation of a novel, immunotherapy oncology drug, Eftilagimod Alfa, in key global markets outside North America, Europe, Japan, and Greater China, for an upfront of US$20 million, potential regulatory and commercial milestones of up to US$349.5 million as well as double digit royalties.

●	Launched Hevaxin®, a novel, recombinant vaccine for the prevention of Hepatitis-E virus infection in India.

●	Integration of 85% of acquired Consumer Healthcare business in Nicotine Replacement Therapy (NRT) business by value completed as of December 2025.

●	Received the marketing authorization for Semaglutide injection in India from Drugs Controller General of India (DCGI), following the recommendation of Subject Expert Committee (SEC) under Central Drugs Standard Control Organization (CDSCO).

●	Received a Notice of Non-Compliance from Pharmaceutical Drugs Directorate in Canada for Semaglutide injection, outlining requests for additional information and clarifications on specific aspects of our submission. Submitted response by mid-November 2025.

●	Completed filing of the Biologics License Application (BLA) for the Intravenous (IV) presentation of our abatacept biosimilar candidate in December 2025.

●	Received European Commission (EC) approval and marketing authorisation from Medicines and Healthcare products Regulatory Agency (MHRA) in United Kingdom for denosumab biosimilar. Launched the product in Germany in December 2025.

●	Received a Complete Response Letter (CRL) from the United States Food & Drug Administration (USFDA) for denosumab biosimilar BLA, developed by our partner, Alvotech. The CRL refers to the observations from a pre-license inspection of Alvotech’s Reykjavik manufacturing facility.

●	Received a CRL for rituximab biosimilar BLA, in reference to the ongoing resolution of observations arising from the Pre Approval Inspection (PAI) of our Biologics facility at Bachupally, Hyderabad, Telangana, India conducted in September 2025, as well as certain aspects pertaining to the BLA. Further, received a Post- Application Action Letter (PAAL) from USFDA, in relation to the response submitted to the aforesaid mentioned observations related to rituximab biosimilar.

●	Aurigene Pharmaceutical Services Limited (APSL), our CDMO business, served as the exclusive API manufacturer for two of 46 Novel Drugs approved by USFDA in 2025.

●	APSL delivered three discovery programs through it’s in-house, AI assisted drug discovery platform, ‘Aurigene.AI’.

ESG Highlights for Q3FY26

●	Announced Science-Based Net Zero Climate Targets, making us the only Indian Pharmaceutical company to commit to such a target by FY2045.

●	Leadership position in Carbon Disclosure Project’s (CDP) Water Security and Climate Change categories for 2025.

●	Received CII Award of Merit for Excellence in 4R category, ranking in top 25 companies in India for waste minimization and management.

●	Received certification from TÜV SÜD South Asia for Net Positive Water Impact (NPWI).

●	Received India’s Top 100 Great Places to Work® certification, for the 2nd consecutive year.

●	Received Industrial Green Chemistry World (IGCW) Award 2025 in MNC, Large and Medium scale category at the 8th IGCW Convention.

●	Received seven Eminence Awards at the 7th Annual Pharmaceutical Manufacturing and Automation Conclave.

Other Updates for Q3FY26

●	Received ‘VAI’ as inspection outcome, following a GMP and a PAI conducted by the USFDA in July 2025 at formulations manufacturing facility, FTO-11, in Srikakulam, Andhra Pradesh, India.

●	GMP inspection concluded by USFDA at our API facility, CTO SEZ, in Srikakulam, Andhra Pradesh, with zero observations.

●	Received a Form 483 with five observations post a GMP and a PAI conducted by USFDA at our formulations facility (FTO-SEZ PU-01) in Srikakulam, Andhra Pradesh. We have responded to the agency within the stipulated timeline.

Revenue Analysis

●	Q3FY26 consolidated revenues at ₹87.3 billion, growth of 4.4% YoY and decline of 0.9% QoQ.

9MFY26 consolidated revenues at ₹260.8 billion, growth of 8% YoY.

Growth was broad-based across key markets, except for North America Generics which reported a decline primarily on account of lower Lenalidomide sales. Growth was further aided by favourable foreign exchange rate movements.

Global Generics (GG)

●	Q3FY26 revenues at ₹79.1 billion, growth of 7% YoY and 1% QoQ.

9MFY26 revenues at ₹233.2 billion, growth of 9% YoY.

North America

●	Q3FY26 revenues at ₹29.6 billion, decline of 12% YoY and 9% QoQ.

9MFY26 revenues at ₹96.2 billion, decline of 12% YoY.

Decline was largely due to lower Lenalidomide sales and higher price erosion in certain key products.

●	During the quarter, we launched six new products, while a total of 18 new products were launched during 9MFY26.

●	We filed four new Abbreviated New Drug Applications (ANDAs) with the USFDA during the quarter, taking the total to ten for 9MFY26.

●	As of December 31, 2025, filings pending approval from USFDA were 73 including:

○	71 ANDAs (43 are Paragraph IV applications, and 21 may have a ‘First to File’ status) and

○	Two New Drug Applications (NDAs) filed under Section 505(b)(2), of which one is a Paragraph IV application.

Europe

●	Q3FY26 revenues at ₹14.5 billion, growth of 20% YoY and 5% QoQ.

9MFY26 revenues at ₹41.0 billion, growth of 77% YoY. Excluding NRT, growth was at 16% YoY.

Revenues from new generic product launches, growth witnessed in the NRT portfolio and favourable forex movement was partly offset by pricing pressure in generics.

-	Q3FY26 NRT revenues at ₹7.5 billion, growth of 25% YoY and 8% QoQ.

9MFY26 NRT revenues at ₹21.2 billion.

-	Q3FY26 Germany revenues at ₹4.0 billion, growth of 21% YoY and 1% QoQ.

9MFY26 Germany revenues at ₹11.2 billion, growth of 20% YoY.

-	Q3FY26 UK revenues at ₹1.7 billion, decline of 12% YoY and growth of 6% QoQ.

9MFY26 UK revenues at ₹5.0 billion, decline of 3% YoY.

-	Q3FY26 Rest of Europe revenues at ₹1.3 billion, growth of 49% YoY and 2% QoQ.

9MFY26 Rest of Europe revenues at ₹3.6 billion, growth of 38% YoY.

●	During the quarter, we launched ten new products in the region, taking the total to 31 for 9MFY26.

India

●	Q3FY26 revenues at ₹16.0 billion, growth of 19% YoY and 2% QoQ.

9MFY26 revenues at ₹46.5 billion, growth of 14% YoY.

Growth for the quarter was driven by revenues from our innovation portfolio, new brand launches, price increases, higher volumes as well as contributions from the recently acquired Stugeron portfolio.

●	As per IQVIA, our rank in the Indian Pharmaceutical Market (IPM) was at 10 on a Moving Quarterly Total (MQT) and Moving Annual Total (MAT) basis. We moved to the 9th position in December 2025.

●	As per IQVIA, we continued to outperform the IPM, with secondary sales growth of 12.3% as compared to IPM growth of 11.85 on a MQT basis and 9.7% as compared to IPM growth of 8.9% on a MAT basis.

●	During the quarter, we launched two new brands, taking the total to 18 for 9MFY26.

Emerging Markets

●	Q3FY26 revenues at ₹19.0 billion, growth of 32% YoY and 15% QoQ.

9MFY26 revenues at ₹49.6 billion, growth of 21% YoY.

YoY growth was largely driven by new product launches across markets, aided by favourable forex. QoQ growth was primarily on account of volume growth.

-	Q3FY26 Russia revenues at ₹10.6 billion, growth of 51% YoY and 21% QoQ.

9MFY26 Russia revenues at ₹26.4 billion, growth of 36% YoY.

YoY growth was due to new product launches, higher volumes of existing products, price increase in certain brands and favorable forex. QoQ increase primarily reflects higher sales volumes.

-	Q3FY26 Other Commonwealth of Independent States (CIS) countries and Romania revenues at ₹2.4 billion, growth of 1% YoY and 4% QoQ.

9MFY26 CIS and Romania revenues at ₹6.7 billion, growth of 4% YoY.

YoY growth was on account of higher pricing and favourable forex, offset by lower volume uptake.

-	Q3FY26 Rest of World (RoW) revenues at ₹6.0 billion, growth of 21% YoY and 9% QoQ.

9MFY26 RoW revenues at ₹16.4 billion, growth of 10% YoY.

YoY growth was largely on account of new product launches across various markets, higher sales volumes from existing products, favourable forex, partly offset by price erosion.

●	During Q3FY26, we launched 30 new products across countries, taking the total to 80 for 9MFY26.

Pharmaceutical Services and Active Ingredients (PSAI)

●	Q3FY26 revenues at ₹8.0 billion, decline of 2% YoY and 15% QoQ.

9MFY26 revenues at ₹25.6 billion, growth of 6% YoY.

QoQ decline in Q3FY26 was on account of lower volume uptake in the API business.

●	During the quarter, we filed 31 Drug Master Files (DMFs) globally, taking the total to 80 for 9MFY26.

Income Statement Highlights:

Gross Margin

●	Q3FY26 at 53.6% (GG: 57.4%, PSAI: 17.3%), a decline of 505 basis points (bps) YoY and 104 bps QoQ.

9MFY26 at 55.1% (GG: 59.1%, PSAI: 16.2%), a decline of 448 bps YoY.

The YoY decline for the quarter was primarily on account of reduced sales of Lenalidomide, price erosion in our Generics businesses in North America and Europe, adverse product mix in PSAI business and a one-time provision related to impact of changes in employee benefit obligations under the new Labour Codes in India. Excluding the one-off provision, gross margin for the quarter was higher at 54.1% of revenues.

Selling, General & Administrative (SG&A) Expenses

●	Q3FY26 at ₹26.9 billion, increase of 12% YoY and 2% QoQ.

As % to Revenues – Q3FY26: 30.8% | Q3FY25: 28.9% | Q2FY26: 30.0%.

9MFY26 at ₹79.0 billion, increase of 13% YoY.

As % to Revenues – 9MFY26: 30.3% | 9MFY25: 29.0%.

The YoY increase was driven by targeted investments in our branded franchises, namely our acquired consumer healthcare business in NRT and branded generics. Adverse impact of foreign currency exchange rates and one-time provision related to the new Labour Codes mentioned above also contributed to the increase. Excluding the one-off provision, SG&A was lower at 30.2% of revenues for the quarter.

Research & Development (R&D) Expenses

●	Q3FY26 at ₹6.1 billion, decrease of 8% YoY and 1% QoQ.

As % to Revenues – Q3FY26: 7.0% | Q3FY25: 8.0% | Q2FY26: 7.0%.

9MFY26 at ₹18.6 billion, decrease of 8% YoY.

As % to Revenues – 9MFY26: 7.1% | 9MFY25: 8.4%.

R&D expenditure was lower due to reduced development spends in Biosimilars, following completion of a large part of the investments related to Abatacept. R&D spends remain focused on complex generics, biosimilars, peptides and novel biologics. The spend this quarter also included the one-time new Labour Codes provision. Excluding the one-off, R&D spend was lower at 6.8% of revenues for the quarter.

Impairment

●	Q3FY26 at ₹0.3 billion compared to a reversal of ₹0.004 billion in Q3FY25.

9MFY26 at ₹0.9 billion, at a similar level as 9MFY25.

Other Operating Income

●	Q3FY26 income at ₹0.8 billion compared to ₹0.4 billion in Q3FY25.

9MFY26 income at ₹4.2 billion compared to ₹1.9 billion in 9MFY25.

Net Finance Income/Expense

●	Q3FY26 income at ₹1.2 billion compared to ₹0.02 billion expense in Q3FY25.

9MFY26 income at ₹3.5 billion compared to ₹2.4 billion in 9MFY25.

The increase in net finance income was primarily on account of higher foreign exchange gain this quarter, in comparison to a foreign exchange loss reported in the corresponding quarter last year.

Profit before Tax (PBT)

●	Q3FY26 at ₹15.4 billion, decline of 18% YoY and 16% QoQ.

As % to Revenues – Q3FY26: 17.7% | Q3FY25: 22.4% | Q2FY26: 20.8%.

9MFY26 at ₹52.8 billion, decline of 7% YoY.

As % to Revenues – 9MFY26: 20.3% | 9MFY25: 23.6%.

Adjusted for the one-time new Labour Codes provision, PBT was 19% of revenues in Q3FY26.

Income Tax

●	Q3FY26 at ₹3.5 billion. As % to PBT – Q3FY26: 22.9% | Q3FY25: 25.1% | Q2FY26: 22.2%.

9MFY26 at ₹12.6 billion. As % to PBT – 9MFY26: 23.8% | 9MFY25: 27.1%.

The ETR was lower in Q3FY26 due to a favourable jurisdictional mix.

Profit attributable to Equity Holders of Parent Company

●	Q3FY26 at ₹12.1 billion, decline of 14% YoY and 16% QoQ.

As % to Revenues – Q3FY26: 13.9% | Q3FY25: 16.9% | Q2FY26: 16.3%.

9MFY26 at ₹40.6 billion, flat YoY.

As % to Revenues – 9MFY26: 15.6% | 9MFY25: 16.9%.

Diluted Earnings per Share (EPS)

●	Q3FY26 is ₹14.52.

9MFY26 is ₹48.78.

Other Financial Highlights:

EBITDA

●	Q3FY26 at ₹20.5 billion, decline of 11% YoY and 13% QoQ.

As % to Revenues – Q3FY26: 23.5% | Q3FY25: 27.5% | Q2FY26: 26.7%.

9MFY26 at ₹66.8 billion, decline of 1% YoY.

As % to Revenues – 9MFY26: 25.6% | 9MFY25: 28.0%.

Adjusted for the one-off new Labour Codes provision, EBITDA as a % to Revenues was 24.8% in Q3FY26.

Others:

●	Operating Working Capital: As on 31st December 2025 at ₹141.4 billion.

●	Capital Expenditure: Q3FY26 at ₹6.7 billion.

●	Free Cash Flow: Q3FY26 at ₹3.7 billion.

●	Net Cash Surplus: As on 31st December 2025 at ₹30.7 billion.

●	Net Debt to Equity: As on 31st December 2025 is (0.08).

●	Annualized Return on Capital Employed (RoCE): Q3FY26 stood at 20.4%.

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to “Reconciliation of GAAP to Non-GAAP Results” table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 31st Dec 2025
(₹)
Inventories	79,009
Trade Receivables	103,206
Less:
Trade Payables	(40,796)
Operating Working Capital	141,419

Free Cash Flow

Particulars	Three months ended 31st Dec 2025
(₹)
Net cash generated from operating activities	13,975
Less:
Taxes	(3,067)
Investments in Property, Plant & Equipment	(7,168)
Free Cash Flow before Acquisitions	3,739
Less:
Acquisition related pay-outs	-
Free Cash Flow	3,739

Net Cash Surplus and Debt to Equity

Particulars	As on 31st Dec 2025
(₹)
Cash and Cash Equivalents	18,657
Investments	68,534
Short-term Borrowings	(50,286)
Long-term Borrowings (Current & Non-current)	(17,446)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	739
Lease liabilities (Included in Short-term and Long-term Borrowings)	(13,646)
Equity Investments (Included in Investments)	1,673
Net Cash Surplus	30,677
Equity	375,756
Net Debt/Equity	(0.08)

Computation of RoCE

Particulars	As on 31st Dec 2025
(₹)
Profit before Tax	15,429
Less:
Interest and Investment Income (Excluding forex gain/loss)	(422)
Earnings Before Interest and taxes [A]	15,007

Average Capital Employed [B]	332,537

Annualised Return on Capital Employed (A/B) (Ratio)	20.4%

Computation of Capital Employed:

Particulars	As on
	Dec 31, 2025	Mar 31, 2025
Property Plant and Equipment	115,544	97,761
Intangibles	102,317	96,803
Goodwill	12,410	11,810
Investment in Equity Accounted Associates	5,348	4,811
Other Current Assets	32,486	30,142
Other Non-Current Assets	1,096	972
Inventories	79,009	71,085
Trade Receivables	103,206	90,420
Derivative Financial Instruments	(2,889)	(729)
Less:
Other Liabilities	48,393	48,788
Provisions	6,704	6,324
Trade payables	40,796	35,523
Operating Capital Employed	352,634	312,440
Average Capital Employed	332,537

Computation of EBITDA

Refer page no. 3 & 4.

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: Wednesday, January 21, 2026

Time: 19:30 pm IST | 09:00 am ET

Conference Joining Information

Pre-register with the below link and join
https://drreddys.zoom.us/webinar/register/WN_wj_WaDfNT8m2RusUHh-ldQ

Audio Link and Transcript will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the “Risk Factors” and “Forward-Looking Statements” sections of our Annual Report on Form 20-F for the year ended March 31, 2025, our quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended June 30, 2025, September 30, 2025 and our other filings with US SEC. The company assumes no obligation to update any information contained herein.